December 15, 2010

William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Vitacost.com, Inc.
Form 8-K
Filed December 7, 2010
File No. 1-34468

Dear Mr. Thompson:

We write in response to your request for more information with respect to the items disclosed on a Form 8-K filed by Vitacost.com, Inc. (the “Company”) on December 8, 2010.  The inquiry of the Staff is in bold and italics and the Company’s response below.

Form 8-K Filed December 7,2010

1.
Please tell us the findings of the internal review to date and specifically (i) the nature of any irregularities regarding the methodologies and procedures used to calculate the value of stock-based compensation awards and the manner in which non-cash expense items were classified, (ii) the nature and cause of the potential defects in your corporate organizational and formation documents and corporate transactions and (iii) the potential economic impacts on your financial statements and shareholders.  In addition, please refer to Item 4.02(a)(2) of Form 8-K and tell us your consideration of describing in more detail the findings you have identified in your internal review to date.

As a preliminary matter, we believe that some background regarding how the internal review began would be appropriate.  On October 11, 2010, Michael Sheridan was appointed to the Board of Directors and Audit Committee of the Company.  Shortly after Mr. Sheridan’s appointment, he reviewed certain aspects of the Company's financial statements and documentation concerning the financial reporting of certain stock-based compensation expenses recorded in 2009.  Based on this initial review, Mr. Sheridan determined that it would be appropriate to further examine legal and accounting issues relating to stock-based compensation expenses.  Mr. Sheridan consulted with his fellow Audit Committee members and then, on approximately October 18, 2010, contacted Roger Stern, a member of Wilson Sonsini Goodrich & Rosati (“WSGR”) to discuss legal issues relating to the stock-based compensation expenses.  On October 20, 2010, Mr. Sheridan discussed those issues with Mr. Stern and Douglas Clark, also a member of WSGR.

December 15, 2010

Mr. Sheridan then discussed the issues with the Company's Board and the Board voted to permit the Audit Committee to retain WSGR and Protiviti, an accounting consulting firm, to review legal and accounting issues relating to the stock-based compensation expense and certain other balance sheet entries.  On November 15,  2010, the Company determined that due to the complexity of the Audit Committee's review, it would not be able to timely file its Quarterly Report on Form 10-Q.  On November 15, 2010, the Company filed a Report on Form 8-K notifying the market of the delay in its quarterly filing.

In the course of the review conducted by the Audit Committee and its advisors, a review of the Company's historical corporate records was conducted.  In the course of that review, a number of potential defects in the corporate records were detected.  Because the Company is a Delaware corporation, WSGR sought permission from the Audit Committee to retain John Grossbauer of Potter Anderson & Corroon, a Delaware law firm, to review the corporate records and assist the Audit Committee in determining the ramifications of any failures to adhere to corporate formalities.  The Audit Committee's review revealed a number of procedural failures, which are summarized below in a response to subpoint (ii), to adhere to the requirements of Delaware law.

(i)
the nature of any irregularities regarding the methodologies and procedures used to calculate the value of stock-based compensation awards and the manner in which non-cash expense items were classified,

The Company confirms to the Staff that to date it has not identified any irregularities, defined as "intentional misstatements or omissions of amounts or disclosures in financial statements,"1 regarding the methodologies and procedures used to calculate the value of stock-based compensation awards and the manner in which non-cash expense items were classified.  The Company’s internal review has focused on the assumptions used in determination of the value of certain non-cash stock-based compensation awards and grants to employees that were modified or granted just prior to the completion of the Company’s initial public offering. In addition to the stock-based compensation issues, in the course of the internal review, potential issues were identified in the areas of overhead capitalization, tax provision and expense classification that are currently being discussed with the Company's auditors. It is not known what if any adjustments will result from these issues.

1 See In the Matter of Kenneth F. Richey, CPA, Securities Exchange Act of 1934 Release No. 38762; Accounting and Auditing Enforcement Release No. 926 (June 25, 1997)

December 15, 2010

(ii)	the nature and cause of the potential defects in your corporate organizational and formation documents and corporate transactions and

The defects in the Company’s organizational and formation documents and subsequent corporate transactions currently prevent the Company from concluding that all outstanding shares of its stock have been duly authorized and validly issued and are fully paid and nonassessable.

As part of the internal review, Delaware counsel hired by the Company at the request of the Audit Committee, Mr. Grossbauer of Potter Anderson, reviewed the minute books and certain related corporate records of the Company.  The records reflect a consistent pattern of minimal recording of Board and stockholder actions occurring beginning at the time of the Company’s formation.  Because of this lack of proof and, in some cases, an apparent lack of Board action, it is not possible at this time to conclude that the Company complied completely with all requirements set forth in the Delaware General Corporation Law (the “DGCL”) when taking corporate actions such as electing directors, issuing shares of stock and stock options, and effecting stock splits.

Beginning with the first purported election of directors and continuing throughout the Company’s history, the records are unclear as to whether certain directors were elected or appointed in compliance with the DGCL.  Due to the informal nature of the record-keeping, counsel to the Company cannot advise with confidence that the current members of the Board have been validly elected.

The informality of the records also raises issues in connection with proper Board approval of stock splits and various issuances of stock and stock options.  The records refer to certain stock offerings but lack evidence that the Board fulfilled all the requirements of Sections 151 and 152 of the DGCL with respect to approval of such offerings or setting the price thereof prior to the offering and issuance of such shares by officers of the Company.  Similarly, with respect to stock options, the records are unclear as to whether certain options were issued in full compliance with Section 157 of the DGCL or when certain option plans were adopted as well as the terms thereof.  The records reflect that the Company amended its certificate of incorporation to effect a forward stock split in 1999 and a reverse stock split in 2009.  In each instance, the records show that the Company did not take all the requisite steps specified in Section 242 of the DGCL when approving such stock splits.

Prior to the Company’s initial public offering and listing on NASDAQ, the Company became aware of some of these issues and attempted to fix several of them through ratification.  For example, in 1999, the Company recognized that the Company had issued shares of stock in excess of the number authorized under the Company’s certificate of incorporation.  The Board of Directors at that time and the stockholders purportedly ratified this overissuance.  In 2009, in anticipation of the Company’s IPO, the Company purported to ratify the grant of certain stock options and the issuance of all shares of stock outstanding prior to the completion of the IPO.  However, current counsel to the Company cannot advise that such ratification completely cured all the defects potentially or actually caused by the prior lack of documented Board and stockholder process.

December 15, 2010

Due to the nature – as well as the number – of these issues, the Company’s counsel, including outside counsel to the Company and Delaware law firms retained to review these matters, cannot advise the Company that all outstanding shares of its stock have been duly authorized and validly issued and are fully paid and nonassessable.

(iii)	the potential economic impacts on your financial statements and shareholders.

At this point, the Company has not yet completed its internal review, or fully determined the nature and extent of remedial actions, and is not able to determine the potential economic impacts on its financial statements and shareholders.  The Company, however, is working to identify remedial actions to permit it to confirm its capital structure so as to permit it to obtain audited financial statements for the purposes of becoming current with its SEC filings.

In addition, please refer to Item 4.02(a)(2) of Form 8-K and tell us your consideration of describing in more detail the findings you have identified in your internal review to date.

As required by Item 4.02(a)(2) of Form 8-K, at the time of the filing, the Company provided a brief description of the facts underlying its conclusion the conclusion that its financial statements should no longer be relied upon.  Because the internal review was still ongoing, the Company determined that it would be premature to provide any more detail.

By signing this letter, I acknowledge on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Mary Marbach

Mary Marbach, Esq.
General Counsel and Secretary